FOIA CONFIDENTIAL TREATMENT
REQUESTED BY VIVUS, INC.

VIVUS, Inc.

351 E. Evelyn Avenue

Mountain View, CA 94041

October 29, 2014

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-4546

Re:                             VIVUS, Inc.
SEC Comment Letter dated September 30, 2014
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-33389

Dear Mr. Rosenberg:

On behalf of VIVUS, Inc. (the “Company”), we are responding to comments (the “Comments”) received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 30, 2014 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2013 filed February 28, 2014.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.  References to “we,” “our” or “us” mean the Company as the context may require.

Because of the commercially sensitive nature of information contained in this response letter, this submission is accompanied by a request for confidential treatment for selected portions of this response letter that have been marked and redacted from the version filed via

Confidential Treatment Requested by VIVUS, Inc. Pursuant to Rule 83

EDGAR (the “Confidential Portions”). The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83). For the Staff’s reference, the Company has enclosed a copy of the request sent to the FOIA Office (the “Request”) with the copy of the response letter that has been marked to show the Confidential Portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of the Confidential Portions and the accompanying Request (collectively, the “Confidential Material”). The Company requests that John L. Slebir, Senior Vice President, Business Development and General Counsel of the Company (tel: (650)-934-5200; facsimile (650) 934-5389), be informed of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. As required by Rule 83, each page of this letter is marked with the legend “Confidential Treatment Requested by VIVUS, Inc. Pursuant to Rule 83”.

Form 10-K for the Fiscal Year Ended December 31, 2013, filed February 28, 2014

Notes to Consolidated Financial Statements

Note 11. License, Commercialization and Supply Agreements, page 126

1.              For each of the Menarini, Auxilium, and Sanofi agreements, please provide us the following information:

•                  An analysis under the accounting literature supporting your conclusion as to whether or not your participation on the joint steering committee and your development obligations are separate units of accounting; and

•                  The amount of total arrangement consideration with explanation as to how that amount was determined and computations supporting the amount allocated to each deliverable.

Company’s Response:

In response to this query, we supplementally provide the Staff the following information regarding each of the Menarini, Auxilium, and Sanofi agreements.

Confidential Treatment Requested by VIVUS, Inc. Pursuant to Rule 83

Menarini

In July 2013, the Company entered into a license and commercialization agreement (“Menarini License Agreement”) and a commercial supply agreement (“Menarini Supply Agreement”) with Menarini Group, through its subsidiary Berlin-Chemie AG (“Menarini”).

Joint Steering Committee

Article 3 of the Menarini License Agreement requires the formation of a Joint Steering Committee (“JSC”).  At inception, the Company evaluated whether its obligations to the JSC would be considered a separate deliverable and concluded that, for the reasons discussed below, the JSC obligations were not a separate deliverable.  In making this evaluation, the Company considered the following facts and circumstances as documented in the Menarini License Agreement:

•                  The JSC is comprised of an equal number of representatives from each party.

•                  The primary responsibilities of the JSC are as follows:

•                  Encourage, plan, implement, and oversee the commercialization for the product, and the manufacturing of product in support of such activities; and

•                  Review, monitor, and measure performance of the commercialization and medical affairs plans, activities, and any proposed amendments or updates thereto.

•                  The duties are general in nature and include attending JSC meetings, sharing information, and making any decisions by consensus and in good faith.

•                  The Company has the right to opt out of JSC participation at any time and there are no contractual penalties for non-participation.

Since the term “deliverable” is not defined in accounting literature, the use of judgment is required in determining what constitutes a deliverable in an arrangement. We considered a December 2007 speech by Mr. Mark Barrysmith, Professional Accounting Fellow, Office of the Chief Accountant of the Commission, where Mr. Barrysmith discussed whether participation in a JSC is considered a deliverable utilizing the four criteria presented below:

•                  Is the contract element explicitly referred to as an obligation of the vendor in a contractual arrangement;

•                  Does it require a distinct action by the vendor;

•                  If the contract element is not completed by the vendor, would it result in a significant contractual penalty; and

Confidential Treatment Requested by VIVUS, Inc. Pursuant to Rule 83

•                  If included or excluded from the arrangement, would the contract element cause the arrangement fee to vary by more than an insignificant amount.

Based on the above, the Company concluded that its participation in the JSC is not considered a separate deliverable, as the Menarini License Agreement does not explicitly define JSC participation as a component of the Company’s performance obligations, the Company has the right to opt out at any time, there are no contractual penalties for non-participation, and the arrangement fee would not have varied by a significant amount.

Development Obligations

Article 4 of the Menarini License Agreement specifies development obligations.  At inception, the Company evaluated whether the development obligations would be considered separate deliverables.  In making this evaluation, the Company considered the following obligations:

•                  QT Study — This study is an assessment of the heart rate interval for patients taking the product. The Company would be responsible for this study at its own cost only if it is required by the European Commission (“EC”). Neither the Company nor Menarini has control over whether or not such study will be required by the EC. If it becomes a requirement, the study would have to be completed regardless of the Menarini License Agreement, as it would be required for the Company’s business operations in Europe. The Company also considered the guidance in the Staff Accounting Bulletin (“SAB”) Topic 13.A.g, which indicates that the obligation of the licensor to defend, uphold, and/or maintain validity of the license or patents does not represent an additional deliverable in the arrangement. The Company deemed the potential requirement for the QT Study to be an obligation to maintain its product Marketing Authorization (“MA”) in Europe and concluded that it is not an additional deliverable in the arrangement, and thus not a separate unit of accounting.

•                  Time of Onset Study — This study was initiated by the Company and was near completion prior to the execution of the Menarini License Agreement.  The Company has the right to continue with the study and may, at its sole discretion, file with the European Medicines Agency (“EMA”) for regulatory approval for a Time of Onset Claim. The Menarini License Agreement does not require the completion of the study, and there is no recourse for Menarini or contractual penalties for the Company if it is not completed. There is a milestone payment

Confidential Treatment Requested by VIVUS, Inc. Pursuant to Rule 83

payable to the Company upon successful filing and approval of the Time of Onset Claim. Because the study is within the Company’s control, it would not result in a contractual penalty if not completed, is not deemed to contain a significant and incremental discount, and because there is considerable uncertainty regarding the outcome of the study, we concluded it was a contingent deliverable.

Allocation of Total Arrangement Consideration

The arrangement with Menarini provides for the following non-refundable payments to the Company:

a.              License fee of €8 million ($10.5 million) due at inception.

b.              Milestone payment of €8 million ($10.5 million) upon approval of MA by the EC. Please note this payment was received at inception, as the milestone was met prior to the execution of the agreement, and the payment was considered an additional license fee and included in the allocation of consideration at inception.

c.               Additional milestone payments of €[***], including approval by the EC of a Time of Onset Claim of €[***] and for product launches in Italy, Spain, Germany, France, and the UK of €[***] each.

d.              Sales milestone payments ranging from €[***] to €[***] based on annual sales by Menarini.

e.               Royalty payment at [***]% of net sales, including a royalty pre-payment of €8 million due 90 days after inception, which will be applied to royalties due from Menarini at a royalty rate of [***]% of net sales. The remaining [***]% will be paid to the Company in cash until the royalty pre-payment is used up, at which point the cash royalty payment will be [***]% of future net sales.

f.                Cost reimbursement payments, including additional royalty and other milestone payments based on net sales, which are intended to match payments owed by the Company to Mitsubishi Tanabe Pharma Corporation (“MTPC”).

g.               Product supply payment at acquisition cost, plus 10%.

The Company evaluated the presence of revenue-generating activities that may be contingent upon the occurrence of a future event that is not exclusively within the control of the customer.

Confidential Treatment Requested by VIVUS, Inc. Pursuant to Rule 83

The following activities were considered non-contingent deliverables, with stand-alone values:

•                  The transfer of the Company’s licenses under Article 2 of the Menarini License Agreement; and

•                  Contractual minimum supply of product (“supply services”), which is the initial order and binding forecast provided by Menarini under Article 2 of the Menarini Supply Agreement.

Contingent payments included in the total arrangement consideration were excluded from the allocation of consideration to non-contingent deliverables in accordance with ASC 605-25-30-5.  The following were deemed to be contingent payments:

•                  Additional milestone payments of €[***] for Time of Onset Claim and product launches — The Company accounts for payments that are contingent upon substantive milestones under ASC 605-28, “Milestone Method,” whereby a payment that is contingent upon the achievement of a substantive milestone is recognized in its entirety in the period in which the milestone is achieved. The milestone payment for the Time of Onset Claim is subject to regulatory approval and is not considered probable of being achieved at inception. Accordingly, the milestone payment is excluded from the allocation of consideration at inception.  In addition, other contingent, event-based payments received for which payment is contingent on the results of a collaborative partner’s performance are not considered milestones under ASC 605-28.  In accordance with ASC 605-25-30-5, such payments are recognized as revenue when all of the basic revenue recognition criteria are met. Accordingly, the potential payments for product launches were excluded from the allocation of consideration at inception.

•                  Sales milestone payments — These are considered other contingent, event-based payments and will be recognized as revenue when all of the basic revenue recognition criteria are met.

•                  Royalty payments — These are considered other contingent, event-based payments and will be recognized as revenue when all of the basic revenue recognition criteria are met.

•                  Cost reimbursement payments for additional royalties and milestone payments to MTPC are not considered revenue and are accounted for as expense reimbursements.

•                  Supply services beyond contractual minimum supply of product — As product supply orders are contingent upon a collaborative partner’s future purchase orders, in accordance with ASC 605-25-30-5, such payments are deemed contingent.

Confidential Treatment Requested by VIVUS, Inc. Pursuant to Rule 83

Under the agreements with Menarini, there are two separate units of accounting: 1) the license and related know-how and 2) the supply services.

In accordance with ASC 605-25-30-2, the Company used its best estimate of the selling price for each deliverable, as vendor-specific objective evidence of selling price and third-party evidence of selling price did not exist. The best estimate of selling price was determined as follows:

•                  The best estimated selling price of the license for the Menarini territory was determined using a discounted cash flow analysis based on the then most recent sales forecasts provided by Menarini, current supply agreement manufacturing costs, and estimated operating costs. The discounted cash flow analysis represents the total value of the SPEDRA business in the Menarini territory. The estimated selling price of the license is the portion of this discounted contribution margin attributed to the Company on a stand-alone basis, excluding the value that would be attributed to a distribution partner. The contract price for the license fee, including the EU approval milestone payment triggered prior to the execution of the agreement, was €16 million on a gross basis and €13.4 million on a net basis after applying a 16% withholding tax. In US dollars, this represents $21.0 million on a gross basis and $17.7 million on a net basis. The estimated selling price of the license was $21.1 million based on the discounted cash flow analysis.

•                  The estimated selling price of supply services is based on the fixed contractual price for the purchase of product from a third-party manufacturer, plus pass-through cost of the Company performing the distribution services. The Company has the same arrangement in each of the supply agreements for Menarini, Auxilium (as defined below), and Sanofi, and this is also consistent with other similar arrangements in the industry. On this basis, we believe the contract price reflects the relative selling price for the supply services. The contractual minimum supply of product at inception of the agreement for the initial purchase order and binding forecast was $7.7 million.

Confidential Treatment Requested by VIVUS, Inc. Pursuant to Rule 83

In accordance with ASC 605-25-30-5, the amount allocable to the delivered unit of accounting is limited to the amount that is not contingent upon meeting other specified performance conditions. Allocation of non-contingent consideration under the Menarini arrangement is as follows (in millions):

Unit of Accounting	Estimated Selling Price	Contract Price	Allocation of Discount	Allocation of Consideration
License	$21.1	$21.0	$(0.1)	$21.0
Supply services (contractual minimum)	7.7	7.7	Nominal	7.7
Total	$28.8	$28.7	$(0.1)	$28.7

Auxilium

In October 2013, the Company entered into a license and commercialization agreement (“Auxilium License Agreement”) and a commercial supply agreement (“Auxilium Supply Agreement”) with Auxilium Pharmaceuticals, Inc. (“Auxilium”).

Joint Steering Committee

Article 3 of the Auxilium License Agreement requires the formation of a JSC.  At inception, the Company evaluated whether its obligations to the Auxilium JSC would be considered a separate deliverable and concluded that, for the reasons discussed below, the JSC obligations were not a separate deliverable. In doing so, the Company considered facts and circumstances as documented in the contractual arrangement.  For all intent and purposes, the formation and function of the Auxilium JSC are essentially the same as the Menarini JSC, except for the responsibilities of the Auxilium JSC related to the development activities and label expansion filing, as follows:

•                  Review and comment on any development activities being performed by either party, and provide a forum for discussing any development of the product being performed by the Company or its sublicensees outside the Auxilium territory.

•                  Coordination of efforts related to the label expansion filing with the FDA for the Time of Onset Claim.

For the reasons set forth previously in the discussion of the Menarini JSC, the Company respectfully submits to the Staff that the Auxilium JSC is not considered a separate deliverable, as the agreement does not explicitly define JSC participation as a component

Confidential Treatment Requested by VIVUS, Inc. Pursuant to Rule 83

of the Company’s performance obligations, the Company has the right to opt out at any time, there are no contractual penalties for non-participation, and the arrangement fee would not have varied by a significant amount.

Development Obligations

Article 4 of the Auxilium License Agreement specifies development obligations.  At inception, the Company evaluated whether its development obligations would be considered separate deliverables.  In making this evaluation, the Company considered the following obligations:

•                  Time of Onset Study — This study was completed by the Company prior to the execution of the agreement with Auxilium. At its own cost, the agreement calls for the Company to finalize the reports from the study and to prepare and file with the Food and Drug Administration (“FDA”) using the results from the study to obtain a Time of Onset Claim for STENDRA in the Auxilium territory. If the filing and approval by the FDA were not achieved, the agreement would continue without recourse for Auxilium or contractual penalties for the Company. There is a milestone payment payable to the Company upon successful filing and approval of the Time of Onset Claim. Because the filing is within the Company’s control, it would not result in a contractual penalty if not completed, is not deemed to contain a significant and incremental discount, and because there is considerable uncertainty regarding the outcome of the filing, we concluded it was a contingent deliverable.

•                  Post-Approval Studies (“FDA-Required Studies”) — The Company is responsible for conducting FDA-Required Studies, with the costs to conduct such studies to be borne by both parties equally. Upon approval by the FDA, there are two FDA-Required Studies — spermatogenesis and vision.  These studies would have to be completed regardless of the Company’s agreement with Auxilium, as it would be required for the Company’s business operations. The Company deemed the FDA-Required Studies to be obligations to maintain its New Drug Application with the FDA and, in accordance with the guidance provided within SAB Topic 13.A.g. as previously described, the Company concluded that they are not additional deliverables in the arrangement and thus not a separate unit of accounting.

Confidential Treatment Requested by VIVUS, Inc. Pursuant to Rule 83

Allocation of Total Arrangement Consideration

The arrangement with Auxilium provides for the following non-refundable payments to the Company:

a.              License fee of $30 million due at inception.

b.              Milestone payment of $15 million upon approval by the FDA of a Time of Onset Claim.

c.               Annual sales milestone payments ranging from $[***] to $[***] payable upon initial achievement of annual sales milestones by Auxilium.

d.              Royalty payments at tiered rates ranging from [***]% to [***]% as a percentage of annual net sales by Auxilium.

e.               Cost reimbursement payments, including additional royalty and other milestone payments based on net sales by Auxilium, which are intended to match payments owed by the Company to MTPC and cost-sharing payments for development obligations and activities.

f.                Supply product payment at acquisition cost, plus 10%.

The Company evaluated the presence of revenue-generating activities that may be contingent upon the occurrence of a future event that is not exclusively within the control of the customer.

The following activities were considered non-contingent deliverables, with stand-alone values:

•                  The transfer of the Company’s license technology and know-how for commercialization, certain development and manufacturing of the product in the United States and Canada under Article 2 of the Auxilium License Agreement; and

•                  Contractual minimum supply of product (“supply services”), which is the initial binding forecast provided by Auxilium under Article 2 of the Auxilium Supply Agreement.

Contingent payments included in the total arrangement consideration were excluded from the allocation of consideration to non-contingent deliverables in accordance with ASC 605-25-30-5. The following were deemed to be contingent payments:

•                  Milestone payment for Time of Onset Claim — This milestone payment is accounted for as a substantive milestone under ASC 605-28. The payment is contingent upon a regulatory approval and thus was not considered probable of being achieved at inception. In addition, it would not result in contractual

Confidential Treatment Requested by VIVUS, Inc. Pursuant to Rule 83

penalties if not achieved, nor was it deemed to contain a significant and incremental discount.

•                  Milestone payments for annual sales — These milestone payments are contingent on the results of the collaborative partner’s performance and thus are not considered milestones under ASC 605-28.  In accordance with ASC 605-25-30-5, such payments are recognized as revenue when all of the basic revenue recognition criteria are met. Accordingly, the milestone payments are excluded from the allocation of consideration at inception.

•                  Royalty payments — As the royalty payments are contingent upon net sales of product by Auxilium, and per ASC 605-25-30-5, such payments should not be recognized as revenue until all of the basic revenue recognition criteria are met, thus it is considered a contingent payment.

•                  Cost reimbursement payments for additional royalties and milestone payments to MTPC and for cost-sharing of development obligations are not considered revenue and are accounted for as expense reimbursements.

•                  Supply services beyond contractual minimum supply of product are contingent upon Auxilium’s placement of firm product purchase orders and, per ASC 605-25-30-5, such payments are not recognized as revenue until all of the basic revenue recognition criteria are met.

Under the agreements with Auxilium, there are two separate units of accounting: 1) the license and related know-how and 2) the supply services.

Similar to the Menarini arrangement, vendor-specific objective evidence of selling price and third-party evidence of selling price did not exist. Thus, in accordance with ASC 605-25-30-2, the Company determined the best estimate of selling price for each deliverable as follows:

•                  The best estimated selling price of the license in the Auxilium territory was determined using a discounted cash flow analysis for the contribution margin of STENDRA to estimate the total value of the STENDRA business in the Auxilium territory and identify the portion of this discounted contribution margin attributed to the Company on a stand-alone basis, excluding the value that would be attributed to a distribution partner. The contract price for the license fee was $30 million.  The estimated selling price of the license was $42 million based on the discounted cash flow analysis.

•                  Consistent with the Menarini arrangement as previously described, the estimated selling price of supply services is based on the fixed contractual price for the purchase of product from a third-party manufacturer, plus pass-through cost of the

Confidential Treatment Requested by VIVUS, Inc. Pursuant to Rule 83

Company performing the distribution services. The contractual minimum supply of product at inception of the agreement for the initial binding forecast was $3 million.

In accordance with ASC 605-25-30-5, the amount allocable to the delivered unit(s) of accounting is limited to the amount that is not contingent upon meeting other specified performance conditions. Allocation of non-contingent consideration under the Auxilium arrangement is as follows (in millions):

Unit of Accounting	Estimated Selling Price	Contract Price	Allocation of Discount	Allocation of Consideration
License	$42.0	$30.0	$(11.2)	$30.8
Supply services (contractual minimum)	3.0	3.0	(0.8)	2.2
Total	$45.0	$33.0	$(12.0)	$33.0

Sanofi

In December 2013, the Company entered into a license and commercialization agreement (“Sanofi License Agreement”) and a commercial supply agreement (“Sanofi Supply Agreement”) with Sanofi.

Joint Steering Committee

The Company respectfully informs the Staff that there is no JSC under the Sanofi License Agreement.

Development Obligations

Article 4 of the Sanofi License Agreement specifies development obligations under the agreement. Sanofi is responsible for all development obligations under the agreement at its own costs, and there are no development obligations for the Company.

Allocation of Total Arrangement Consideration

The agreements with Sanofi provide for the following payments to the Company:

a.              License fee of $5 million due at inception.

Confidential Treatment Requested by VIVUS, Inc. Pursuant to Rule 83

b.              Additional fee of up to $5 million for delivery of 750kg of Active Pharmaceutical Ingredient (“API”):

•                  $1.5 million upon delivery of the first 180kg of API; and

•                  Up to $3.5 million contingent upon delivery of the remaining 570kg of API, if delivered by certain specified dates in 2014. This amount is subject to a claw back penalty if not timely delivered and could be as low as zero if the delivery of the remaining 570kg of API is not completed by a certain date.

c.               Additional milestone payments of $[***] for regulatory approvals in Russia, United Arab Emirates, Saudi Arabia, and Turkey of $[***] to $[***] each.

d.              Annual sales milestone payments ranging from $[***] to $[***] payable upon initial achievement of annual sales milestones by Sanofi.

e.               Royalty payments at tiered rates ranging from [***]% to [***]% as a percentage of annual net sales by Sanofi.

f.                Cost reimbursement payments for additional milestone, royalty and other payments based on net sales by Sanofi, which are intended to match payments owed by the Company to MTPC.

The Company evaluated the presence of revenue-generating activities that may be contingent upon the occurrence of a future event that is not exclusively within the control of the customer.

The following activities were considered non-contingent deliverables, with stand-alone values:

•                  The transfer of the Company’s license technology and know-how for commercialization, certain development and manufacturing of the product under Article 2 of the Sanofi License Agreement; and

•                  The API supply obligations of 750kg API specified in Article 6 of the Sanofi License Agreement.   In accordance with ASC 605-25-30-5, only the non-contingent portion of $1.5 million of the contract price was included in the allocation of consideration to non-contingent deliverables at the inception of the agreement.  The remaining contract price of $3.5 million is contingent on timing of delivery and could be reduced to zero if the 570kg of API was not timely delivered, and thus we considered this consideration portion to be a contingent payment.

Contingent payments included in the total arrangement consideration were excluded from the allocation of consideration to non-contingent deliverables in accordance with ASC 605-25-30-5.  The following were deemed to be contingent payments:

Confidential Treatment Requested by VIVUS, Inc. Pursuant to Rule 83

•                  Additional fee of up to $3.5 million upon delivery of the remaining 570kg API — Since this additional fee is contingent on timing of delivery of 570kg API in 2014 and could be reduced to zero if not timely delivered, we considered this consideration portion to be a contingent payment. ASC 605-25-30-5 does not permit consideration of probability in determining non-contingent consideration. This payment will be allocated to the non-contingent deliverables when performance conditions are met.

•                  Regulatory approval and annual sales milestone payments — These milestone payments are contingent on the results of Sanofi’s performance and thus are not considered milestones under ASC 605-28. In accordance with ASC 605-25-30-5, such payments are recognized as revenue when all of the basic revenue recognition criteria are met. Accordingly, the milestone payments are excluded from the allocation of consideration at inception.

•                  Royalty payments — As the royalty payments are contingent upon net sales performed by Sanofi, in accordance with ASC 605-25-30-5, such payments should not be recognized as revenue until the performance conditions are met.

•                  Cost reimbursement payments for additional royalties, milestones, and other payments to MTPC are not considered revenue and are accounted for as expense reimbursements.

Under the Sanofi agreements, there are two separate units of accounting: 1) the license and related know-how and 2) the API supply obligations.

Similar to the arrangements with Menarini and Auxilium, vendor-specific objective evidence of selling price and third-party evidence of selling price did not exist. Thus, in accordance with ASC 605-25-30-2, VIVUS determined the best estimate of the selling price for each deliverable as follows:

•                  Since there are no regulatory approvals in place in Sanofi’s territory and no corresponding sales forecasts, the best estimated selling price of the license was estimated by relative comparison to the value of the license for the Menarini territory. Judgmental comparison was made between the demographics in the Menarini and Sanofi territories and the different stages of regulatory approvals in the territories to extrapolate the relative fair values between the territories. This estimation also included a comparison of upfront license fees, and thus perceived relative values in the market. The contract price for the license fee was $5 million.  The estimated selling price of the license for the Sanofi territory was estimated to be $8.4 million.

Confidential Treatment Requested by VIVUS, Inc. Pursuant to Rule 83

•                  Similar to the arrangements with Menarini and Auxilium as previously described, the estimated selling price of the API supply obligations is based on the fixed contractual price for the purchase of product from a third-party manufacturer, plus pass-through cost of the Company performing the distribution services. The total contract price for the API supply was $5.0 million, of which $1.5 million is non-contingent consideration and $3.5 million is contingent upon the timing of delivery of the API product. The total estimated selling price of the 750kg API was $3.9 million.

In accordance with ASC 605-25-30-5, the amount allocable to the delivered unit of accounting is limited to the amount that is not contingent upon meeting other specified performance conditions. Allocation of $6.5 million non-contingent consideration at inception under the Sanofi arrangement is as follows (in millions):

Unit of Accounting	Estimated Selling Price	Contract Price	Allocation of Discount	Allocation of Consideration
License	$8.4	$5.0	$(4.0)	$4.4
750kg API supply	3.9	1.5	(1.8)	2.1
Total	$12.3	$6.5	$(5.8)	$6.5

Item 9A. Controls and Procedures, page 154

2. Please confirm you applied the 1992 Committee of Sponsoring Organizations of the Treadway Commission Framework and not the updated framework for your assessment of internal control over financial reporting.

Company Response:

The Company confirms applying the 1992 Committee of Sponsoring Organizations of the Treadway Commission Framework for its assessment of internal control over financial reporting relating to our Form 10-K for the fiscal year ended December 31, 2013 filed February 28, 2014.

In connection with this response, the Company acknowledges the following:

•                       The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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•                       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                       The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 650.934.5200 should you require further information or have any questions.

Sincerely,

/s/ Svai S. Sanford
Svai S. Sanford
Chief Financial Officer and Chief Accounting Officer

cc:                  Jon Layman, Hogan Lovells LLP
Doug Pallotta, OUM & Co LLP

Confidential Treatment Requested by VIVUS, Inc. Pursuant to Rule 83